                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-101)

                                (Amendment No. 2)*


                             Colorado MEDtech, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  19652U 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Michael A. King, Esq.
                           Weil, Gotshal & Manges LLP
                                 767 5th Avenue
                            New York, New York 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 25, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.19652U 10 4                   13D                     Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS:  HEI, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSONS:
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a) []
                                                                 (b) []
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*
     WC, OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   []
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF     Minnesota
     ORGANIZATION:
________________________________________________________________________________
               7    SOLE VOTING POWER:          200
  NUMBER OF
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER:        0
BENEFICIALLY
  OWNED BY     _________________________________________________________________

    EACH       9    SOLE DISPOSITIVE POWER:     200
  REPORTING
              _________________________________________________________________
PERSON WITH   10   SHARED DISPOSITIVE POWER:    0

 _______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:
                                                200
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
                   SHARES:

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:       less than
                                                            one percent


________________________________________________________________________________
14   TYPE OF REPORTING PERSON:                  CO

________________________________________________________________________________

ITEM 4.  PURPOSE OF TRANSACTION

      Item 4 is hereby amended as follows:

      HEI and Anthony Fant, Chairman and Chief Executive Officer of HEI, announced on October 26, 2000 that they have rescinded their agreement by which Mr. Fant sold to HEI 1,214,300 shares of common stock of Colorado MEDtech, Inc., in exchange for 235,000 shares of common stock of HEI and the assumption by HEI of $3,072,650.26 of indebtedness. The agreement between the parties was unwound pursuant to an agreement dated October 25, 2000 (the "Agreement"). There will be no accounting affect to HEI as a result of the transaction. The press release and the Agreement are filed as Exhibits 1 and 2, respectively.

      HEI continues to own 200 shares of Colorado MEDtech common stock. HEI has not determined whether to sell these shares or to continue to hold them.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      Item 5 is hereby replaced in its entirety with the following:

(a) HEI is the beneficial owner of 200 shares of Colorado MEDtech common stock, or approximately less than one percent of Colorado MEDtech common stock based on a total of 12,307,535 shares of Colorado MEDtech common stock stated to be outstanding as of August 31, 2000 by Colorado MEDtech in its Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on September 28, 2000.

(b) HEI has the sole power to vote or direct the vote and to dispose and direct the disposition of 200 shares of Colorado MEDtech.

(c) Transactions in the shares of Colorado MEDtech common stock effected by HEI during the past sixty (60) days are described in Schedule A attached hereto and incorporated herein by reference.

(d)  Not applicable.

(e)  October 25, 2000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT    DESCRIPTION
NO.
    1      Press Release, dated October 26, 2000.
    2      Agreement, dated October 25, 2000, between HEI, Inc. and
           Anthony J. Fant.

                                    SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 7, 2000





                              HEI, INC.

                              By:  /s/ Donald R. Reynolds
                                 ------------------------
                                 Name: Donald R. Reynolds
                                 Title: President and Chief Operating Officer

                                   SCHEDULE A

                     Schedule of Transactions in the Shares

       Name             Date Sold       No. of Shares     Price Per Share
     HEI, Inc.          10/25/00          1,214,300            $6.86